UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[✓]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2016
Or
[X]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ____ to ____

Commission file number 001-13253

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
RENASANT BANK 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RENASANT CORPORATION
209 Troy Street
Tupelo, MS 38804-4827

Renasant Bank 401(k) Plan
Form 11-K
For the Year Ended December 31, 2016

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
Renasant Bank 401(k) Plan
Tupelo, Mississippi

We have audited the accompanying statements of net assets available for benefits of Renasant Bank's 401(k) Plan (the "Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended December 31, 2016 and 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Memphis, Tennessee
June 29, 2017

Renasant Bank 401(k) Plan
Statements of Net Assets Available for Benefits

(In Thousands)

	December 31,
	2016	2015

Assets
Investments, at fair value
Mutual funds	$46,783	$37,812
Separately managed accounts	58,647	47,911
Renasant Corporation common stock	37,603	30,553
Total investments	143,033	116,276

Receivables
Company contributions	10,473	9,180
Notes receivable from participants	1,938	1,625
Total receivables	12,411	10,805

Total assets	$155,444	$127,081

Liabilities
Other liabilities	33	73
Total liabilities	33	73

Net assets available for benefits	$155,411	$127,008

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31,
	2016	2015

Investment income
Interest	$78	$66
Dividends	1,272	1,623
Net appreciation in fair value of investments	12,858	2,180
Other income	—	2
Total investment income	14,208	3,871

Contributions
Company	10,473	9,180
Participants	7,570	6,202
Rollovers	7,310	883
Other	201	1
Total Contributions	25,554	16,266

Other deductions
Benefits paid to participants	11,253	9,418
Deemed distributions	106	141
Corrective distributions	—	24
Total other deductions	11,359	9,583

Transfer of assets from Renasant ESOP Plan	—	7,108

Net increase in net assets available for benefits	28,403	17,662

Net assets available for benefits:
Beginning of year	127,008	109,346

End of year	$155,411	$127,008

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note A – Description of Plan
The Renasant Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. The Plan was amended effective January 1, 2017 to be a “safe harbor” arrangement within the meaning of Section 401(k)(13) of the Internal Revenue Code of 1986, as amended. The description below applies to the terms and conditions of the Plan as in effect prior to January 1, 2017. Participants should refer to the Plan agreement for more complete information.

General: The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers substantially all employees of Renasant Corporation and its wholly-owned subsidiaries Renasant Bank and Renasant Insurance, Inc. (collectively referred to herein as the “Company”).

Eligibility: Common law employees of the Company, other than employees subject to a collective bargaining agreement, non-resident aliens, temporary and seasonal workers, are immediately eligible to participate in the Plan.

Contributions: Participants may voluntarily defer compensation up to applicable IRS limits, as defined in the Plan agreement. Any deferrals in excess of applicable IRS limits are distributed to the participant in accordance with the terms of the Plan and are included in the line item “Corrective distributions” in the Statements of Changes in Net Assets Available for Benefits. Participants may also rollover distributions from other qualified retirement plans, subject to the approval of the Plan administrator.

Provisions of the Plan allow participants who were age 50 years or older during the calendar year to make catch-up contributions to the Plan. Catch-up contributions represent associate compensation deferrals in excess of certain plan limits and statutory limits, including Internal Revenue Service (“IRS”) annual deferral limits.

The Company matches 100% of each eligible participant’s voluntary deferrals, up to 4% of compensation. The Company also makes nondiscretionary profit sharing contributions for eligible participants equal to 5% of his or her compensation and 5% of compensation in excess of the current Social Security wage base.

Participant Accounts; Allocations: The Plan maintains one or more accounts for each participant, including a money purchase account for participants in the prior The Peoples Bank & Trust Company Money Purchase Plan. Deferrals and rollover contributions are allocated to their respective accounts when made. Profit sharing contributions are made and allocated to their respective accounts at the end of the Plan year for those participants who (a) are employed on the last day of the Plan Year and are credited with 1,000 hours of service during such year, or (b) die or become disabled during the plan year, or (c) reach their early retirement date or normal retirement date, whether or not employed on the last date of the Plan Year. No additional contributions are allocated to money purchase accounts.

Investments: Participants direct the investment of their accounts in an ERISA Section 404(c) arrangement. Earnings are allocated to accounts each business day.

The Plan provides participants the opportunity to annually elect whether cash dividends paid on employer stock will be invested in shares of employer stock within the individual participant's account or be paid to the participant in cash.

Vesting: Participants are fully vested in deferrals and rollovers and earnings allocable to such contributions. Matching and nondescretionary Company contributions and money purchase accounts vest under a six-year graduated schedule as presented below:

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note A – Description of Plan (continued)

Years of Service	Vested %
Less than two	0%
Two, but less than three	20%
Three, but less than four	40%
Four, but less than five	60%
Five, but less than six	80%
Six or more	100%

Forfeitures: Forfeitures of non-vested Company contributions are used to reduce future Company contributions. There were forfeitures used in the amount of $443,536 and $341,001 for the years ended December 31, 2016 and 2015, respectively.

Benefits: Benefits are equal to the vested value of each participant’s accounts. Upon termination of service, benefits are paid in the form of a single sum, except those amounts allocable to a participant’s money purchase account which are paid in the form of an annuity, unless a participant otherwise elects. Benefits are recorded when paid.

Administrative Expenses: The Plan sponsor pays the direct costs of the Plan, including legal, audit, custodial and recordkeeping fees.

Notes Receivable from Participants: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, unless the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant's accounts and bear interest at 1% over the Prime Rate published in the Wall Street Journal on the first business day of the month before the loan is originated. At December 31, 2016, the Prime Rate was 3.75%. The interest is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.

Note B – Summary of Significant Accounting Policies

Basis of Accounting: The Plan's financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note G, “Fair Value Measurements,” for a discussion of the methods and assumptions used by the Plan to estimate the fair values of the Plan’s investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments, as recorded in the Statements of Changes in Net Assets Available for Benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon applicable law and are included in the Statements of Changes in Net Assets Available for Benefits under the line item “Deemed distributions.”

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note B – Summary of Significant Accounting Policies (continued)

Subsequent Events: The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2016 but prior to the issuance of these financial statements that would have a material impact on its financial statements.

Impact of Recently-Issued Accounting Standards and Pronouncements: In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The provisions of ASU 2015-07 were adopted beginning January 1, 2016. The provisions of ASU 2015-07 are not applicable to the Plan's financial statements and the Plan’s investments in the separately managed account are included in the fair value hierarchy under Level 1 of Note G, “Fair Value Measurements,” in the Plan’s notes to the financial statements.

In February 2017 the FASB issued ASU 2017-06, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) - Employee Benefit Plan Master Trust Reporting.” ASU 2017-06 applies to the financial statements of an employee benefit plan that has some or all of its assets in a master trust and addresses the way an employee benefit plan reports its interest in a master trust. Additionally the standard changes certain footnote disclosures related to the investments, other assets and liabilities of the master trust. ASU 2017-06 is effective beginning with the 2019 plan year and the adoption of the provisions of ASU 2017-06 is not expected to impact the Plan’s financial statements.

Note C – Related Party Transactions

Renasant Corporation sponsors the Plan. Renasant Corporation common stock is one of the investment options in the Plan. Renasant Bank is the trustee of the Plan. Great-West Life & Annuity Insurance Company and related subsidiaries are third party administrators of the Plan. Transactions between the Plan and these entities constitute exempt party-in-interest transactions.

Certain of the Plan’s investments are managed funds consisting of mutual funds aggregated specifically for the investment option of participants in the Plan. Although these funds bear the name of Renasant Bank, they do not consist of shares of the Company, and the underlying mutual funds are not proprietary to the Company.

Note D – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note E – Tax Status

The Plan obtained its latest determination letter on February 22, 2011, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date and a request for a determination letter is pending. The Plan administration believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Renasant Bank 401(k) Plan
Notes to Financial Statements

Note F – Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan, in whole or in part, subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.

Note G – Fair Value Measurements
(In Thousands)

Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements,” provides guidance for using fair value to measure assets and liabilities and also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based on assumptions that are observable in the market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3).
The following methods and assumptions are used by the Plan to estimate the fair values of the Plan’s financial instruments on a recurring basis:
Mutual funds: These investments are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded. (Level 1)
Separately managed accounts: The initial pricing inputs are the quoted share prices obtained for the underlying mutual funds. (Level 1)
Renasant Corporation common stock: The Company’s common stock is traded on the NASDAQ Global Select Market and is valued using the closing price on the last day of the Plan year. (Level 1)
The following table presents the Plan’s financial instruments that are measured at fair value on a recurring basis at December 31, 2016 and 2015:

	Quoted Prices in Active Markets for Identical Assets
	(Level 1)	Totals
December 31, 2016
Mutual funds	$46,783	$46,783
Renasant Corporation common stock	37,603	37,603
Separately managed accounts	58,647	58,647
Total investments	$143,033	$143,033

December 31, 2015
Mutual funds	$37,812	$37,812
Renasant Corporation common stock	30,553	30,553
Separately managed accounts	47,911	47,911
Total investments	$116,276	$116,276

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur.

Renasant Bank 401(k) Plan
Notes to Financial Statements

During 2016, transfers into level 1 from level 2 of investments were $58,647. This transfer is due to an increased level of transparency in the separately managed accounts. This same transfer was $47,911 in 2015.

Note H – Mergers and Acquisitions

Acquisition of KeyWorth Bank

Effective April 1, 2016, the Company completed its acquisition of KeyWorth Bank (“KeyWorth”). At closing, KeyWorth merged with and into Renasant Bank, with Renasant Bank being the surviving banking corporation in the merger. In connection with the merger, the KeyWorth Bank 401(k) Plan was terminated. Participants in the KeyWorth Bank 401(k) Plan (the “KeyWorth Plan”) who continued employment with Renasant Bank were allowed to roll over their account balances from the KeyWorth Plan to the Renasant Bank 401(k) Plan on or after the effective date of the merger.

In 2015, the Company completed its acquisition of Heritage Financial Group, Inc. and its wholly-owned subsidiary, HeritageBank of the South. In connection with the transaction, the defined benefit plan previously maintained by HeritageBank of the South was assumed by Renasant Bank and subsequently terminated on May 2, 2016. Upon the termination of the plan, participants that continued employment with Renasant Bank and elected to receive a lump sum payment from the plan were allowed to roll their benefits over to the Renasant Bank 401(k) Plan.

SUPPLEMENTAL SCHEDULE

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2016
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Equity and fixed income mutual funds
	Ivy	Ivy International Core Equity 1	***	$1,891
**	Great-West Financial	Federated International Leaders Inst	***	20
	JP Morgan	Undiscovered MGRS Behavioral Value Inst	***	1,208
	Delaware	Delaware Value Institutional	***	2,654
	Vanguard	Large Cap Index Admiral	***	1,145
	Vanguard	Mid Cap Index Admiral	***	1,060
	Vanguard	Small Cap Index Fund Admiral	***	2,493
	Vanguard	Total Stock MRK Index Admiral	***	7,838
	JP Morgan	JPM Growth Advantage Select	***	3,091
**	Great-West Financial	Federated MDT Stock Institutional	***	52
	Oppenheimer	International Small Co Y	***	2,098
	American Beacon	Mid Cap Value Institutional	***	1,723
	Mass Mutual	Mass Mutual Select Mid Cap Growth	***	2,584
	T. Rowe Price	T. Rowe Price Blue Chip Growth	***	896
	T. Rowe Price	T. Rowe Price QM US Small-Cap Growth	***	2,385
	Baird	Core Plus Bond Institutional	***	568
**	Great-West Financial	Institutional High Yield Bond Fund	***	1,262
	Metropolitan West	Total Return Bond - I	***	4,412
**	Great-West Financial	Federated Government Obligations Premier	***	9,403
				46,783

	Separately managed accounts (fund of funds)

*/**	Renasant Bank Income Fund:
	Baird	Core Plus Bond Institutional	***	560
	Delaware	Value Institutional	***	65
	Dreyfus/Standish	Global Fixed Income I	***	339
	Federated	MDT Large Cap Value	***	65
	Federated	High Yield Trust Institutional	***	152
	Federated	International Leaders Institutional	***	120
	First Eagle	Global I	***	191
	Ivy	International Core Equity I	***	120
	Metropolitan West	Total Return Bond I	***	559
	Federated	Government Obligations IS #5	***	716
	Nuveen	Inflation Protected	***	147
	Oppenheimer	International Small-Mid Company	***	84
	Pimco	Income Institutional	***	488
	T Rowe Price	Quantitative Management U.S. Small-Cap Growth Equity Fund	***	128

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2016
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	T Rowe Price	Real Estate Fund Investor Class	***	154
	JP Morgan	Undiscovered Managers Behavioral Value Fund	***	173
	Vanguard	Large Cap Index Admiral Class	***	173
	Vanguard	Total Stock Market Index-Admiral Class	***	22
	Total Renasant Bank Income Fund			4,256

*/**	Renasant Bank Conservative Growth Plan:
	American Beacon	American Beacon Mid Cap Value	***	284
	Baird	Core Plus Bond Institutional	***	2,418
	Delaware	Value Institutional	***	712
	Dreyfus/Standish	Global Fixed Income I	***	1,667
	Federated	MDT Large Cap Value	***	709
	Federated	High Yield Trust Institutional	***	1,566
	Federated	International Leaders Institutional	***	1,212
	First Eagle	Global I	***	1,811
	Goldman Sachs	Emerging MKT Debt Fund Institutional	***	280
	Ivy	International Core Equity I	***	1,218
	JP Morgan	Growth Advantage Select	***	276
	Mass Mutual	Select Mid Cap Growth Fund I	***	278
	Metropolitan West	Total Return Bond I	***	2,414
	Federated	Government Obligations IS #5	***	3,043
	Nuveen	Inflation Protected	***	689
	Oppenheimer	International Small-Mid Company	***	828
	Pimco	Income Institutional	***	2,107
	T Rowe Price	Blue Chip Growth Investor	***	279
	T Rowe Price	Quantitative Management U.S. Small-Cap Growth Equity Fund	***	563
	T Rowe Price	Real Estate Fund Investor Class	***	1,880
	JP Morgan	Undiscovered Managers Behavioral Value	***	854
	Vanguard	Large Cap Index Admiral Class	***	2,275
	Vanguard	Total Stock Market Index-Admiral Class	***	142
	Virtus	Emerging Markets Opportunities	***	550
	Total Renasant Bank Conservative Growth Plan			28,055

*/**	Renasant Bank Moderate Growth Plan:
	American Beacon	American Beacon Mid Cap Value	***	119
	Baird	Core Plus Bond Institutional	***	610
	Delaware	Value Institutional	***	503
	Dreyfus/Standish	Global Fixed Income I	***	584

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2016
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Federated	MDT Large Cap Value	***	501
	Federated	High Yield Trust Institutional	***	658
	Federated	International Leaders Institutional	***	767
	First Eagle	Global I	***	790
	Goldman Sachs	Emerging MKT Debt Fund Institutional	***	118
	Ivy	International Core Equity I	***	765
	JP Morgan	Growth Advantage Select	***	255
	Mass Mutual	Select Mid Cap Growth Fund I	***	117
	Metropolitan West	Total Return Bond I	***	609
	Federated	Government Obligations IS #5	***	814
	Nuveen	Inflation Protected	***	290
	Oppenheimer	International Small-Mid Company	***	464
	Pimco	Income Institutional	***	531
	T Rowe Price	Blue Chip Growth Investor	***	258
	T Rowe Price	Quantitative Management U.S. Small-Cap Growth Equity Fund	***	236
	T Rowe Price	Real Estate Fund Investor Class	***	699
	JP Morgan	Undiscovered Managers Behavioral Value	***	359
	Vanguard	Large Cap Index Admiral Class	***	1,339
	Vanguard	Total Stock Market Index-Admiral Class	***	90
	Virtus	Emerging Markets Opportunities	***	347
	Total Renasant Bank Moderate Growth Plan			11,823

*/**	Renasant Bank Growth Plan:
	American Beacon	American Beacon Mid Cap Value	***	106
	Baird	Core Plus Bond Institutional	***	289
	Delaware	Value Institutional	***	354
	Dreyfus/Standish	Global Fixed Income I	***	276
	Federated	MDT Large Cap Value	***	353
	Federated	High Yield Trust Institutional	***	283
	Federated	International Leaders Institutional	***	532
	First Eagle	Global I	***	346
	Goldman Sachs	Emerging MKT Debt Fund Institutional	***	70
	Ivy	International Core Equity I	***	534
	JP Morgan	Growth Advantage Select	***	137
	Mass Mutual	Select Mid Cap Growth Fund I	***	104
	Metropolitan West	Total Return Bond I	***	288
	Federated	Government Obligations IS #5	***	481
	Nuveen	Inflation Protected	***	137

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2016
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Oppenheimer	International Small-Mid Company	***	343
	Pimco	Income Institutional	***	251
	T Rowe Price	Blue Chip Growth Investor	***	139
	T Rowe Price	Quantitative Management U.S. Small-Cap Growth Equity Fund	***	140
	T Rowe Price	Real Estate Fund Investor Class	***	431
	JP Morgan	Undiscovered Managers Behavioral Value	***	212
	Vanguard	Large Cap Index Admiral Class	***	848
	Vanguard	Total Stock Market Index-Admiral Class	***	71
	Virtus	Emerging Markets Opportunities	***	273
	Total Renasant Bank Growth Plan			6,998

*/**	Renasant Bank Aggressive Growth Plan:
	American Beacon	American Beacon Mid Cap Value	***	151
	Baird	Core Plus Bond Institutional	***	206
	Delaware	Value Institutional	***	429
	Dreyfus/Standish	Global Fixed Income I	***	296
	Federated	MDT Large Cap Value	***	428
	Federated	High Yield Trust Institutional	***	152
	Federated	International Leaders Institutional	***	654
	First Eagle	Global I	***	390
	Ivy	International Core Equity I	***	661
	JP Morgan	Growth Advantage Select	***	195
	Mass Mutual	Select Mid Cap Growth Fund I	***	148
	Metropolitan West	Total Return Bond I	***	206
	Federated	Government Obligations IS #5	***	369
	Nuveen	Inflation Protected	***	74
	Oppenheimer	International Small-Mid Company	***	442
	Pimco	Income Institutional	***	180
	T Rowe Price	Blue Chip Growth Investor	***	197
	T Rowe Price	Quantitative Management U.S. Small-Cap Growth Equity Fund	***	150
	T Rowe Price	Real Estate Fund Investor Class	***	482
	JP Morgan	Undiscovered Managers Behavioral Value	***	228
	Vanguard	Large Cap Index Admiral Class	***	1,016
	Vanguard	Total Stock Market Index-Admiral Class	***	95
	Virtus	Emerging Markets Opportunities	***	366
	Total Renasant Bank Aggressive Growth Plan			7,515

	Total Separately managed accounts (fund of funds)			$58,647

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2016
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Common stock fund
**	Renasant Corporation	Common Stock	***	$37,603

	Notes receivables
**	Company Contributions	Company's annual matching and nondiscretionary contribution	***	$10,473
**	Notes Receivable from Participants	Range of interest rates from 3.25% to 4.50% with maturity dates through 2024	***	$1,938

	Total assets (held at end of year)			$155,444

*	Asset allocation plan administered by Renasant Trust Division-not a registered equity mutual fund under the Investment Company Act of 1940.

**	Denotes party-in-interest.
*** Cost information has been omitted for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT BANK 401(k) PLAN

Date:	June 29, 2017	by:	/s/ Hollis Ray Smith
Hollis Ray Smith
Executive Vice President and
Human Resources Director

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm